RADICA GAMES LIMITED
                          ANNOUNCES STRATEGIC ALLIANCE
                              WITH ELECTRONIC ARTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JULY 6, 1999                                PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADA) and Electronic Arts(TM) (NASDAQ:ERTS) announced today a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, Radica has entered into a worldwide licensing agreement with Electronic Arts for the exclusive rights to market EA SPORTS(TM) branded electronic handheld games and the right of first refusal for all game properties in the Electronic Arts product line for dedicated electronic handheld games. In an additional agreement, Radica has granted Electronic Arts warrants to purchase 375,000 shares of Radica Common Stock during the term of the agreement. The Company said it plans to introduce several EA SPORTS products during 2000 and is reviewing other titles for addition to the line. The agreement with Electronic Arts runs through the end of 2002.

Pat Feely, Radica's CEO said, "Electronic Arts is the premier publisher of best-selling software for PCs and video game platforms. Radica is thrilled to have this outstanding opportunity to access the vast array of content in the EA line. The EA SPORTS brand in particular has tremendous consumer recognition and represents the highest standard of quality in sports related products. We intend to continue this tradition by developing unique and compelling game experiences in the handheld electronic format."

Alex Brown, EA's VP of Strategic Sales said, "Radica is the acknowledged leader in innovation and quality in the dedicated electronic handheld category. We are excited by the potential of the new products planned for the future and the opportunity to extend our brands into this growing category."

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
         1.  Description of Business - Risk Factors" in such report on
         Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."

Electronic Arts, headquartered in Redwood City, California, is the world's leading interactive entertainment software company. Founded in 1982, Electronic Arts posted revenues of more than $1.2 billion for fiscal 1999. The company develops, publishes and distributes software worldwide for personal computers and video game systems. Electronic Arts markets its products under seven brand names: Electronic Arts, EA SPORTS, Maxis(TM), ORIGIN(TM), Bullfrog(TM) Productions, Westwood Studios(TM) and Jane's(R) Combat Simulations. More information about EA's products and full text of press releases can be found on the Internet at "www.ea.com."



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